UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2020

Commission File No. 333-102931

KBRIDGE ENERGY CORP.

Registrant's Name

150 Elizabeth Avenue, Unit 2, Las Vegas, Nevada 89119

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. [X] Form 20-F   [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Notice of Change Auditor

(a) Previous Independent Registered Public Accounting Firm:

On December 11, 2019, Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants provided notice that they were resigning as independent registered public accounting firm auditors due to the mandatory partner rotation requirement:

(i)The reports of Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants on the Company's financial statements as of and for the fiscal years ended December 31, 2018 contained no adverse opinion or disclaimer od opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle except to indicate that there was substantial doubt about the Company's ability to continue as a going concern;

(ii)The Company's Board of Directors participated in and approved the decision to change independent registered public account firms;

(iii)There have been no disagreements with Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants on any matter of accounting principles or practices, fmancial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such years;

(iv)The Company has requested that Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. The letter of Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants is incorporated into this report as Exhibit.

(b) New Independent Registered Public Accounting Firm:

On March 16, 2020 the Company appointed Buckley Dodds LLP Chartered Professional Accounts as their new independent registered public accounting firm. During the two most recent fiscal years and through March 16, 2020, the Company had not consulted with Buckley Dodds LLP Chartered Professional Accounts regarding any of the following:

(v)The application of accounting principles to a specific transaction, either completed or proposed;

(vi)The type of audit opinion that might be rendered on the Company's financial statements, and none of the following was provided to our Company: (a) a written report, or (b) oral advice was provided that Buckley Dodds LLP Chartered Professional Accounts concluded was an important factor considered by our company in reaching a decision as to accounting, auditing or financial reporting issue; or

(vii)Any matter that was subject to a disagreement, as that term is defined.

Documents Included as Part of this Report

Exhibit No.	Document
99.1	Letter from Former Auditor dated March 16, 2020
99.2	Letter from Successor Auditor dated March 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KBRIDGE ENERGY CORP.
(Registrant)

By /s/ Jai Woo Lee
Jai Woo Lee, Chairman and Director

Date March 20, 2020